(V22) Vanguard
Index Funds -
Vanguard Small-cap
Index Fund
(1) Diversification of Investment Portfolio

USD= 119.00

VANGUARD SMALL CAP INDEX FUND (All Share Classes)

(As of the end of April 2015)			
Type of Assets	Name of Country	Market Value Total Dollar	Investment Ratio (%)
[Common Stock]	US	54,476,070,811	99.53
			0.00
			0.00
			0.00
	Sub-Total	54,476,070,811	99.53
Cash, Deposits, and Other Assets (after liabilities)		258,275,067	0.47
Total (Net Asset Value)		54,734,345,878	100.00
		6,513,387.16	Million JPY

** Total Net Assets for Investor Shares: **$ 4,676,577,971.27** (as of the end of April 2015)

Note: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.